UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

OPTINOSE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68404V100

(CUSIP Number)

MVM Partners LLP 30 St. George Street London, United Kingdom W1S SFH Attn: Neil Akhurst	Troutman Pepper Hamilton Sanders LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312 Attn: Scott Jones, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 68404V100

1	NAMES OF REPORTING PERSONS
MVM Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,500,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Beneficial ownership of the Common Stock (as defined below) of the Issuer (as defined below) was acquired by the Reporting Person as a result of the Closing of the Offering (as defined below).

(2) All calculations of percentage ownership herein are based on a total 82,199,567 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Offering on November 18, 2021.

CUSIP No. 68404V100

1	NAMES OF REPORTING PERSONS
MVM V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,247,476

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,247,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,247,476

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Offering.

(2) All calculations of percentage ownership herein are based on a total 82,199,567 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Offering on November 18, 2021.

CUSIP No. 68404V100

1	NAMES OF REPORTING PERSONS
MVM GP (No.5) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
252,524

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
252,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
252,524

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.31% (2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
PN

(1) Beneficial ownership of the Common Stock of the Issuer was acquired by the Reporting Person as a result of the Closing of the Offering.

(2) All calculations of percentage ownership herein are based on a total 82,199,567 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Offering on November 18, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of OptiNose, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1020 Stoney Hill Road, Suite 300, Yardley, PA 19067.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of (i) MVM Partners LLP (“MVM Partners”), (ii) MVM V LP (“MVM V”), and (iii) MVM GP (No. 5) LP (“MVM GP”, collectively with MVM V, the “Funds” and collectively with MVM Partners and MVM V, the “Reporting Persons”).

MVM Partners provides investment advisory services to the Funds, which directly hold the shares of Common Stock reflected as being beneficially owned by the Funds herein, and in such capacity MVM Partners has voting and dispositive power over such shares. Investment decisions for the Funds are made by an investment committee at MVM Partners which consists of five individuals. No single individual member of the Investment Committee, or any other individual at MVM Partners, has the power to unilaterally make investment decisions for MVM Partners or the Funds or to direct the voting or disposition of the shares.

Dr. Eric Bednarski and Kyle Dempsey, both investment managers and partners at MVM Partners, are members of the board of directors of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated December 23, 2021, a copy of which is attached hereto as Exhibit 1.

The principal business address and principal office of the Reporting Persons is 30 St. George Street, London, United Kingdom W1S SFH. The principal business of MVM Partners and each Fund is making and managing growth equity-focused investments.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or entity or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 18, 2021, the Issuer closed a public offering (the “Offering”) of 28,750,000 shares of Issuer’s Common Stock, at a public offering price of $1.60 per share less underwriting discounts and commissions. The Funds acquired all of the Common Stock reported above in the Offering. Neither Fund owned any securities of the Issuer prior to the closing of the Offering.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, (iv) to engage in any hedging or similar transactions with respect to securities of the Issuer; or (v) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The information contained in the cover pages of this Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon on a total of 82,199,567 shares of Common Stock of the Issuer issued and outstanding immediately following the Closing of the Offering on November 18, 2021, as reported in the Issuer’s Rule 424(b)(5) Prospectus Supplement dated November 16, 2021 and filed with the Securities and Exchange Commission on November 18, 2021.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)	Other than as described herein and elsewhere in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past sixty (60) days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

The Reporting Persons are parties to a Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. The Joint Filing Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement, dated December 23, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021	MVM Partners LLP

	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM V LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM GP (No. 5) LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the statement on Schedule 13D with respect to the beneficial ownership by the undersigned of the Common Stock of OptiNose, Inc., $0.001 par value per share, to which this Joint Filing Agreement is filed as an exhibit, has been filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: December 23, 2021	MVM Partners LLP

	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM V LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner

MVM GP (No. 5) LP
By: MVM Partners LLP, its Fund Manager
	By:	/s/ Neil Akhurst
	Name:	Neil Akhurst
	Title:	Partner